May 26, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel, Assistant Director

Re:	Omnicom Group Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2010
Filed February 23, 2011
File No. 001-10551

Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 Filed April 29, 2011

Dear Mr. Spirgel:

This letter responds to the May 16, 2011 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Omnicom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. For your convenience, the comment in the letter is repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.

Form 10-K

Financial Statements

6 Debt

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Convertible Debt, page F-17

1.	Refer to the first three paragraphs of page F-18, which indicate that your 2032 and 2038 Convertible Notes include conversion features which are to be satisfied by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares, at your option. Tell us how you applied the guidance of ASC 470-20-05-13 regarding cash conversions of convertible debt to your 2032 and 2038 Convertible Notes.

Securities and Exchange Commission
May 26, 2011

In accounting for our convertible notes, including the conversion features that are to be satisfied by paying the initial principal amount of the note in cash and the balance of the conversion value in cash or shares at our option, we considered the provisions of ASC 470-20. More specifically, when it became effective in 2009, we adopted the provisions of FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1” or the “FSP”). In connection with our 2009 registration statement on Form S-3, we adopted the FSP in our Current Report on Form 8-K, as filed with the Commission on June 24, 2009. The June 24, 2009 Form 8-K amended our Form 10-K for the year ended December 31, 2008, and we also disclosed the results of the adoption of the FSP in our Form 10-K for the year ended December 31, 2009.

Background

For ease of reference, we are providing the following facts as background information.

  In 2004, we amended our 2032 Notes, 2038 Notes and 2031 Notes to provide the ability to satisfy the conversion value of the notes by paying the principal amount of the notes in cash and the balance of the conversion value in cash or shares at our option. Prior to the amendments made in 2004, the conversion value of the convertible notes was required to be settled in shares. As of December 31, 2010, there were less than $100,000 of our 2031 Notes outstanding, and no 2031 Notes are outstanding on the date hereof.

  Upon the issuance of ASC 470-20 and, specifically, FSP APB 14-1 in 2008, our convertible debt came under the scope of the FSP as a result of the amendments made in 2004 and we were required to, and did, restate our prior years financial statements to reflect the retrospective adoption of FSP APB 14-1.

  The amendments discussed in the first two paragraphs on page F-18 of our 2010 Form 10-K do not affect the conversion features of the 2032 Notes or the 2038 Notes. The 2006 amendments were made to extend the maturity of the 2038 Notes from 2033 to 2038 and the 2010 amendment eliminated contingent interest payments on the 2038 Notes until December 15, 2013. These amendments did not result in a substantial modification of debt as defined in ASC 470-50-40 and did not require us to re-measure the embedded conversion option in the Notes (ASC 470-50-40-15).

  As more fully described below, at the time we retrospectively adopted the FSP the holders of our 2032 Notes and 2038 Notes had the ability to put their notes to us to repurchase at par value after one and 1.6 years, respectively. These put options were provided at the time of original issuance of the convertible debt and were not changed in connection with the 2004 amendments. From time to time, including in periods prior to adoption of the FSP, we made non-contractual supplemental interest payments to holders of our convertible debt who agreed to not exercise their put rights. We recorded these payments as interest expense as discussed below.

Securities and Exchange Commission
May 26, 2011

Accounting for Cash Conversion

As the Staff’s question is focused on cash conversion features at settlement, set forth below is the disclosure we included upon adoption of the FSP in our Current Report on Form 8-K in Note 1 — Significant Accounting Policies, on page F-7, as filed with the Commission on June 24, 2009:

FSP APB 14-1 provides that issuers of instruments that fall within its scope should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component) by first determining the carrying amount of the liability. Our outstanding Convertible Notes came under the scope of FSP APB 14-1 when they were amended in 2004. On adoption of FSP APB 14-1, we would have recorded additional interest expense, net of income taxes, in years 2004 and 2005 totaling $22.4 million and we recorded additional interest expense, net of income taxes of $6.1 million in 2006. These amounts represent the fair value of embedded conversion options from the dates of amendment to the first put dates. Accordingly, because the income statements for 2004 and 2005 are not presented as part of these financial statements as prescribed by FSP APB 14-1, we recorded a $22.4 million reduction to opening retained earnings at January 1, 2006 and an increase in additional paid-in capital of $28.5 million. For the year ended December 31, 2006, we recorded additional interest expense, net of income taxes, of $6.1 million.

We also included the disclosure regarding the effect of the FSP in Note 3 — Debt, on page F-19 of our June 24, 2009 Form 8-K.

In addition, we included the following disclosure as set forth in Note 2 — New Accounting Pronouncements, on pages F-8 and F-9 of our 2009 Form 10-K:

Codification Topic 470 provides that issuers of instruments that fall within its scope should separately account for the liability and equity components of those instruments by allocating the proceeds at the date of issuance of the instrument between the liability component and the embedded conversion option (the equity component) by first determining the carrying amount of the liability. Our outstanding convertible notes came under the scope of the revisions to Codification Topic 470 when they were amended in 2004. Each convertible note has substantive rights to unilaterally put the convertible notes for redemption on certain specified dates. To calculate the fair value of the liability, we estimated the expected life of each series of our convertible debt and computed the fair value of the liability excluding the embedded conversion option and giving effect to other substantive

Securities and Exchange Commission
May 26, 2011

features such as put and call options. Since our convertible debt was issued at par (no discount) and by its terms does not pay a coupon interest rate, the holder has no economic incentive to hold our convertible debt, and unless a non-contractual supplemental interest payment is offered by us, the holder would exercise his or her put right at the first opportunity. Accordingly, for the purposes of applying the revisions, the expected lives of our convertible notes from the date of amendment in 2004 to the first respective put date were assumed to be 1.2 years, 1 year and 1.6 years for our 2031, 2032 and 2033 Notes, respectively. On adoption of the revisions, we would have recorded additional interest expense, net of income taxes, in years 2004, 2005 and 2006 totaling $28.5 million. This amount represents the fair value of embedded conversion options from the dates of amendment to the first put dates. The amortization of the debt discount is in addition to the amortization of the supplemental interest payments made on our convertible notes.

Conclusion

As described above, we implemented the FSP as it applied to all of our then outstanding convertible notes. Additionally, the disclosures required by ASC 470-20, including the required amortization of the value of the embedded conversion option (the equity component), were appropriately made in 2009, the year of adoption of the FSP and in our 2008 Form 8-K. As amortization of the call option had no impact on our 2010, 2009 or 2008 financial statements included in our 2010 Form 10-K, we omitted the disclosure regarding adoption and we continued to disclose the cash interest paid in the relevant years covered by the 10-K related to non-contractual supplemental interest payments on our convertible debt.

Further, we continued to provide disclosure that clarifies that we are not required to remeasure the embedded conversion option after issuance as provided by ASC 470-20-35-17. As previously described in our comment letter to the Staff (dated August 2, 2006), the embedded conversion option met and continues to meet the definition of an equity instrument as per ASC 815-40-25-7 through 25-10.

In future filings, to clarify that we have fully recognized in prior years the value of the conversion option through a charge to interest expense in those years, we will provide the following language in our Form 10-K to clarify our accounting for the conversion option:

In 2004, our convertible notes were amended to include a provision to satisfy the conversion value by paying the principal amount of the notes in cash and the balance of the conversion option in cash or shares at our option. In prior years, as required, we separately accounted for the liability and equity components of the notes by allocating the proceeds at the date of amendment of the notes between the liability and equity components and recording $47.5 million of interest expense related to the equity conversion option over the expected life of the conversion option, or $28.5 million after applicable income tax benefits.

Securities and Exchange Commission
May 26, 2011

The convertible notes were issued at par (no discount or premium) and do not bear any interest. As a result, we concluded that absent any non-contractual supplemental interest payment the noteholders have no economic incentive to hold the notes past the contractual put date. Therefore, the expected life of the conversion option was determined to be the period from amendment of the notes in 2004 to the first respective put date, or 1 year in the case of the 2032 Notes and 1.6 years in the case of the 2038 Notes. The amortization of the value of the conversion option was recorded as interest expense. Additionally, non-contractual supplemental interest payments were also recorded as interest expense in the years presented in the table below.

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At the request of the Staff, Omnicom acknowledges that (i) Omnicom is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) Omnicom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Philip J. Angelastro

Philip J. Angelastro
Senior Vice President Finance and Controller

cc:	Joseph M. Kempf (SEC) Carlos Pacho (SEC) Randall J. Weisenburger (Omnicom) Michael J. O’Brien, Esq. (Omnicom) Robert A. Profusek, Esq. (Jones Day) Rory Hood, Esq. (Jones Day) Rosemary DeVito (KPMG)